February 19, 2025

Geoffrey Dow
President and Chief Executive Officer
60 Degrees Pharmaceuticals, Inc.
1025 Connecticut Avenue NW Suite 1000
Washington, D.C. 20036

       Re: 60 Degrees Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed February 14, 2025
           File No. 333-284983
Dear Geoffrey Dow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ross D. Carmel, Esq.